SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Wins 2024 RegTech Insight Awards APAC for “Best Transaction Monitoring Solution”, dated August 1, 2024.
99.2          NICE and AT&T Expand Strategic Collaboration to Provide Integrated Solutions for Emergency Communications Centers, dated August 5, 2024.
99.3          NICE WFM Leads Market Share For 10th Straight Year in DMG Consulting’s 2024 Workforce Management for the Enterprise in the Digital Era Report, dated August 6, 2024.
99.4          NICE Actimize Introduces AI-Powered SURVEIL-X Behavior Solution to Proactively Identify Employee Conduct Risk Factors, dated August 7, 2024.
99.5          Muskingum County Prosecuting Attorney’s Office in Ohio to Digitally Transform Evidence Management with NICE Justice, dated August 8, 2024.
99.6          NICE Actimize Secures 2024 Global Banking & Finance Awards For Excellence in Innovation in Anti-Fraud Technology in Three Major Regions, dated August 12, 2024.
99.7          NICE Named a Leader and Star Performer in Everest Group’s 2024 Conversational AI Products PEAK Matrix Assessment, dated August 13, 2024.
99.8          NICE Actimize SURVEIL-X Wins 2024 RegTech Insight Awards Europe for Best e-Comms Surveillance Solution, dated August 14, 2024.
99.9          Open Network Exchange Revolutionizes its CX Strategy with NICE’s Enlighten AI, dated August 19, 2024.
99.10        NICE Actimize Recognized as a Leader in Enterprise Fraud Management with High Scores in Current Offering & Strategy Criteria, dated August 20, 2024.
99.11        NICE and Karpel Solutions Partner to Digitally Transform Criminal Justice for Prosecutors, dated August 21, 2024.
99.12        NICE Actimize Positioned as Top Ten Vendor in 2024 Chartis RiskTech AI50 Report for Leadership in AI in Risk Management Solutions, dated August 27, 2024.
99.13        NICE’s AI-Powered Digital Evidence Management Solution Selected by Augusta, Georgia DA’s Office to Deliver Timelier Justice, dated August 28, 2024.
99.14        NICE Copilot Wins 2024 AI Breakthrough Award for Best AI Solution for Customer Experience, dated August 29, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: September 5, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Wins 2024 RegTech Insight Awards APAC for “Best Transaction Monitoring Solution”, dated August 1, 2024.
99.2          NICE and AT&T Expand Strategic Collaboration to Provide Integrated Solutions for Emergency Communications Centers, dated August 5, 2024.
99.3          NICE WFM Leads Market Share For 10th Straight Year in DMG Consulting’s 2024 Workforce Management for the Enterprise in the Digital Era Report, dated August 6, 2024.
99.4          NICE Actimize Introduces AI-Powered SURVEIL-X Behavior Solution to Proactively Identify Employee Conduct Risk Factors, dated August 7, 2024.
99.5          Muskingum County Prosecuting Attorney’s Office in Ohio to Digitally Transform Evidence Management with NICE Justice, dated August 8, 2024.
99.6          NICE Actimize Secures 2024 Global Banking & Finance Awards For Excellence in Innovation in Anti-Fraud Technology in Three Major Regions, dated August 12, 2024.
99.7          NICE Named a Leader and Star Performer in Everest Group’s 2024 Conversational AI Products PEAK Matrix Assessment, dated August 13, 2024.
99.8          NICE Actimize SURVEIL-X Wins 2024 RegTech Insight Awards Europe for Best e-Comms Surveillance Solution, dated August 14, 2024.
99.9          Open Network Exchange Revolutionizes its CX Strategy with NICE’s Enlighten AI, dated August 19, 2024.
99.10        NICE Actimize Recognized as a Leader in Enterprise Fraud Management with High Scores in Current Offering & Strategy Criteria, dated August 20, 2024.
99.11        NICE and Karpel Solutions Partner to Digitally Transform Criminal Justice for Prosecutors, dated August 21, 2024.
99.12        NICE Actimize Positioned as Top Ten Vendor in 2024 Chartis RiskTech AI50 Report for Leadership in AI in Risk Management Solutions, dated August 27, 2024.
99.13        NICE’s AI-Powered Digital Evidence Management Solution Selected by Augusta, Georgia DA’s Office to Deliver Timelier Justice, dated August 28, 2024.
99.14        NICE Copilot Wins 2024 AI Breakthrough Award for Best AI Solution for Customer Experience, dated August 29, 2024.